UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03017855

NO ACT
P.E 3-7-03
132-2332

March 10, 2003

Anthony J. Horan
Corporate Secretary
Senior Vice President
Office of the Secretary
J.P. Morgan Chase & Co.
270 Park Avenue, Floor 35
New York, NY 10017-2070

Act 1934
Section
Rule 14A-8
Public Availability 3/10/2003

Re: J.P. Morgan Chase & Co.

Dear Mr. Horan:

This is in regard to your letter dated March 7, 2003 concerning the shareholder proposal submitted by the Community of the Sisters of St. Dominic of Caldwell, New Jersey, the Maryknoll Sisters of St. Dominic, the Maryknoll Fathers and Brothers, the Camilla Madden Charitable Trust, the School Sisters of Notre Dame Cooperative Investment Fund, the General Board of Pension and Health Benefits of the United Methodist Church, the Mercy Consolidated Asset Management Program and The Congregation of the Passion (Holy Cross Province) for inclusion in J.P. Morgan Chase's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that J.P. Morgan Chase therefore withdraws its January 10, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gail A. Pierce
Attorney-Advisor

PROCESSED
MAR 26 2003
THOMSON
FINANCIAL

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

CR

JPMorganChase

Anthony J. Horan

Corporate Secretary
Senior Vice President
Office of the Secretary

January 10, 2003

RECEIVED
2003 JAN 13 PM 4: 50
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via Electronic Mail

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Stockholder Proposal by J.P. Morgan Chase & Co.
Pursuant to Rule 14a-8: Sisters of St. Dominic of Caldwell New Jersey

Ladies and Gentlemen:

On behalf of J.P. Morgan Chase & Co. (the Company), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the Proxy Materials) for its 2003 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by the Sisters of St. Dominic of Caldwell New Jersey[1] (the Proponent), by letter dated November 8, 2002 (the Proposal). The Proposal is attached hereto at Exhibit A.

The Company intends to omit the Proposal in accordance with Rule 14a-8(i)(10), Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

Our 2002 Annual Meeting of Stockholders is scheduled to be held on May 20, 2003, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about March 31, 2003. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company.

[1] This Proposal has been co-sponsored by: Maryknoll Sisters of St. Dominic, Maryknoll Fathers and Brothers, Camilla Madden Charitable Trust, School Sisters of Notre Dame Cooperative Investment Fund, General Board of Pension and Health Benefits of the United Methodist Church, Mercy Consolidated Asset Management Program and Congregation of the Passion – Holy Cross Province.

J.P. Morgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

We are simultaneously providing the Proponent with a copy of this letter and notifying the Proponent of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal Is As Follows:

"Be It Resolved that the shareholders request the Board to develop a policy that effectively precludes our corporation from engaging in material financings as trading transactions, which although they appear as trades are intentionally designed as loans and do not present any market trading risk for reasons of side contracts with the same party or related parties."

The Proposal may be read as requesting the Board to develop policies (i) for appropriate review of transactions entered into by the Company to assure compliance with legal and regulatory requirements as well as to assess potential reputational risk to the Company or (ii) to preclude specific types of transactions. To the extent that the Proposal should be read as in clause (i), we believe it should be excluded because it has been substantially implemented under Rule 14a-8(i)(10), which we address in Section I. To the extent it should be read as in clause (ii), we believe it should be excluded on the basis of ordinary business under Rule 14a-8(i)(7), which we address in Section II. Because it is unclear whether the Proponent intended the Proposal to address our interpretation in clause (i) or clause (ii), we believe it should be excluded on the basis that it is materially false or misleading under Rule 14a-8(i)(3), which we address in the Section III.

I. The Proposal Has Been Substantially Implemented - Rule 14a-8(i)(10)

Pursuant to Rule 14a-8(i)(10), the Proposal may be omitted because it has been substantially implemented. The Staff has stated that "a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." See Texaco, Inc. (available March 28, 1991); See also Washington Gas Light Co. (available December 1, 1997). The Staff has consistently found that a stockholder's proposal is excludable where a company's practices and procedures address the issues raised by that proposal. See, e.g., Sears, Roebuck and Co. (available February 23, 1998). Moreover, the Commission has indicated that a proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10). See The Gap, Inc. (available March 16, 2001); Exchange Act Release No. 34-20091 (available August 16, 1983).

To the extent that the Proposal is requesting the Board to develop policies for appropriate review of transactions entered into by the Company to assure compliance with legal and regulatory requirements as well as to assess potential reputational risk to the Company, the Company believes that the Proposal has been substantially implemented. The Company and its predecessor firms have long had in place policies and procedures governing transactions with clients. These policies and business transaction approval procedures address, among many other subjects, compliance with external legal and regulatory requirements, as well as the aspects of a transaction that could raise reputation risk for the Company. These policies and procedures are periodically reviewed and updated to take account of our experience and external developments. Primary responsibility for adherence with all policies and procedures, including those designed to address reputation risk, lies with the business units conducting the transactions in question. In addition to this framework, the Company in August 2002 put in place a new set of procedures designed to reinforce our focus on reputation risk and provide a senior level of review of transactions with clients. Business units are required to submit to regional Policy Review Committees proposed transactions that may raise reputation risk for any reason but specifically including (i) transactions where a material objective is to achieve a particular accounting treatment, (ii) transactions designed to achieve a particular tax treatment, (iii) transactions where there is material uncertainty about legal or regulatory treatment, (iv) transactions with unusual or highly complex structures or cash flow profiles, and (v) transactions which have as a significant purpose or effect the providing of financing but which take the form of derivatives. This last category would include transactions addressed by the Proposal.

The members of the regional Policy Review Committees are senior representatives of the business and support units (including tax and accounting policies) in the region. Transactions are reviewed from every angle that could affect reputation risk, including where applicable the intended financial disclosure of the transaction by the client, and the committee approves, rejects or requires further clarification or changes to the proposed transactions. The committees and their deliberations are overseen by a central Policy Review Office. Transaction review can be formally escalated from the committees to the Policy Review Office.

Based upon the above, the Company believes that it has substantially implemented the proposal by having in place appropriate procedures for review of transactions entered into by the Company – specifically including those addressed by the Proposal - to assure compliance with legal and regulatory requirements as well as to assess potential reputational risk to the Company. Therefore, the Proposal may be omitted because it has been substantially implemented pursuant to Rule 14a-8(i)(10).

II. The Proposal Deals With Matters Relating To The Company's Ordinary Business Operations - Rule 14a-8(i)(7)

If the Proposal is intended to preclude specific types of allegedly problematic transactions, then it infringes on the Company's ordinary business operations and may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7). The Division has stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the Proposal. Under this prong, certain tasks are so fundamental to the management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Exchange Act Release No. 34-40018 (available May 21, 1998). The second consideration is whether the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Exchange Act Release No. 34-40018 (available May 21, 1998).

Assuming the Proposal is intended to preclude specific types of allegedly problematic transactions, unfortunately, as drafted, it potentially imposes restrictions or stockholder oversight on a wide array of every day business decisions. Determining the structure and terms of transactions and reviewing and approving such transactions are a fundamental part of the ordinary operations of the Company. As is discussed in the last section, the Company has comprehensive business transaction approval procedures that address, among many other subjects, compliance with external legal and regulatory requirements, as well as the aspects of a transaction that could raise reputation risk for the Company. The Company's day to day analysis of transactions and its ongoing establishment, implementation and review of its trading policies is fundamental to the core of its business. It is not practical, nor possible to include stockholders in the day to day decision making of the Company or the establishment, implementation and review of trading policies and determinations. Yielding oversight over these essential, everyday business operations to stockholders would infringe upon the very tasks that are fundamental to the management's ability to run the Company and it would result in the micro-management of the Company by its stockholders.

The Staff has consistently held that a company's lending policies and its lending decisions raise issues within its ordinary business operations. See Banc One Corporation (available February 25, 1993) (holding that a company's "lending strategies" may be excluded as ordinary business); BankAmerica Corporation (available March 23, 1992) (holding that the implementation of policies and procedures relating to the lending activities of an issuer's commercial bank subsidiaries may be excluded as ordinary because it relates to "credit policies, loan underwriting and customer relations"). The Proposal at issue in this case may be distinguished from proposals addressing predatory lending aimed at unknowing consumers. See Conseco, Inc. (available April 5, 2001); and Associates First Capital Corporation (available March 13, 2000). In the Conseco No-Action Letter and the Associates First Capital No-Action Letter the Division declined to agree that those companies, both of which had substantial "subprime" lending operations, could exclude stockholder proposals relating to alleged predatory lending practices under Rule 14a-8(i)(7). The Proposal can be distinguished from the proposals in Conseco and Associates First Capital because the Proposal's breadth encompasses a wide scope of legitimate, everyday transactions that fall within the Company's ordinary business.

III. The Proposal May Be Omitted Because It Is Vague, Overbroad And Materially False or Misleading - Rule 14a-8(i)(3)

A. Exclusion of the Entire Proposal under Rule 14a-8(i)(3).

The Company believes that it may omit the entire Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is vague, overbroad and misleading. Under Rule 14a-8(i)(3), a proposal may be excluded if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Philadelphia Electric Company (available July 30, 1992). As is discussed above, it is unclear if the Proponent intends for the Board to develop policies concerning the appropriate review of transactions entered into by the Company to assure compliance with legal and regulatory requirements as well as to assess potential reputational risk to the Company or if the Proponent intends for the Board to develop policies to preclude specific types of transactions. Because stockholders voting on the Proposal would be unable to determine if they are voting on a Proposal that would result in the development of legal and compliance policies or if they are voting on a Proposal that would limit the Company's legitimate trading activities, the Proposal is overbroad and misleading. In addition, the Proposal would likely cause the Company's stockholders to believe that they are being asked to vote on a simple proposal that the Company not assist in misconduct by other corporations, when in fact stockholders would be voting upon a proposal with much broader potential implications for the Company's ordinary business operations. For these reasons, the Company believes that the entire Proposal may be omitted from its Proxy Materials under Rule 14a-8(i)(3).

B. Revision of the Proposal and Supporting Statement under Rule 14a-8(i)(3).

Although the Company strongly believes that the Proposal may be excluded in its entirety based on the foregoing, if the Staff is unable to concur in our view that the Company may exclude the entire Proposal under Rule 14a-8(i)(3), then we respectfully request that the Staff direct the Proponent to substantially revise the Proposal before it is included in our Proxy Materials. The Commission's proxy rules prohibit the inclusion of statements in the proxy materials that are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements therein not false or misleading. See Pharmacia Corporation (available March 7, 2002). The Staff has consistently recognized that portions of a stockholder proposal may be revised or excluded under Rule 14a-8(i)(3). See Hewlett-Packard Company (available December 17, 2002); Allegheny Energy, Inc. (available December 24, 2002); UST Inc. (available December 26, 2002); The Boeing Company (available March 2, 2002); Pharmacia Corporation (available March 7, 2002); Maytag Corporation (available March 14, 2002);

Sabre Holdings Corporation (available, March 18, 2002); and Exxon Mobil Corporation (available March 26, 2002). Therefore, the Company requests that the following statements be revised or excluded because they are materially false or misleading under Rule 14a-8(i)(3).

The statement in the first paragraph of the supporting statement that the "Senate investigations into energy sector companies, Enron, Dynergy and CMS Energy showed that these corporations were engaged in round trip trades" is materially false and misleading in the context of the Proposal. Although the Proponent has not provided specific citations to the relevant Senate investigations, we believe this paragraph refers to electricity trades that did not have anything to do with financing and thus the paragraph is irrelevant to the Proposal. As presented, it is highly likely to confuse and mislead stockholders and should be excluded.

The fourth paragraph of the supporting statement contains several uncorroborated statements presented as fact and these statements are misleading and they should be revised pursuant to Rule 14a-8(i)(3). The introduction to the fourth paragraph of the supporting statement begins "as a result of this misleading accounting." As presented, this statement is an uncorroborated assertion of fact and it should be revised to provide a stockholder considering this Proposal with accurate and complete information, such as recasting it as Proponent's opinion, so that the stockholder can reach an informed decision before voting on the Proposal. Likewise, the statement in the fourth paragraph of the supporting statement which states "[t]he rating agencies recognize these uncertainties and may downgrade the rating of banks involved" is also materially false and misleading under Rule 14a-8(i)(3). Although the supporting statement does not mention the Company, the reference to "banks," coupled with the fact that the proposal was submitted to the Company, implies that the Company expects an imminent ratings downgrade, which is untrue. Following the Company's announcement on January 2, 2003 of a settlement of Enron-related litigation involving surety bonds, the Company's credit ratings were affirmed, and a copy of excerpts from the relevant press releases is enclosed as Exhibit B. The Company respectfully requests that the statements discussed above be revised or excluded because they are materially false or misleading under Rule 14a-8(i)(3).

* * *

For the reasons set forth above, the Company respectfully requests the Staff to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials. Should the Staff not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,

cc: Sisters of St. Dominic of Caldwell New Jersey
Maryknoll Sisters of St. Dominic
Maryknoll Fathers and Brothers
Camilla Madden Charitable Trust
School Sisters of Notre Dame Cooperative Investment Fund
General Board of Pension and Health Benefits of the United Methodist Church
Mercy Consolidated Asset Management Program
Congregation of the Passion – Holy Cross Province
Jeremiah Thomas, Esq.

Exhibit A

Sisters of St. Dominic of Caldwell New Jersey's Proposal

Attached hereto as separate PDF attachment

RECEIVED
NOV 13 2002

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
52 *Old Swartswood Station Road*
Newton, NJ 07860-5103

973 579-1732 *voice*
973 579-9919 *fax*
tricri@mindspring.com

November 8, 2002

Mr. William Harrison
J.P. Morgan Chase & Co.
270 Park Avenue South
New York, NY 10017-2070

On behalf of the ICCR members holding stock in JP Morgan Chase, I want to thank you and your colleagues for your continued work with us on a number of concerns before our company and other financial institutions in general. We are encouraged to see policies evolve within JP Morgan Chase that have addressed a variety of our issues over the years. At the same time we share your concern that the integrity and value of our company diminishes when incidents violating policies fall through the cracks. Therefore as we continue to discuss Special Purpose Entities we offer this resolution to help focus our dialogue further.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of three hundred seventy (370) shares of JP Morgan Chase, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal, asking the JP Morgan Chase Board of Directors to develop a policy to prohibit loans disguised as trades, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934. This resolution substitutes a similar resolution filed by Seamus Finn, OMI of the Missionary Oblates of Mary Immaculate.

While there will be other shareholders submitting this resolution, I will continue to serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly
Corporate Responsibility Representative

JP MORGAN CHASE

Structured Finance Transactions
Prohibition of LOANS DISGUISED AS TRADES

Whereas recent Senate investigations into energy sector companies, Enron, Dynergy and CMS Energy showed that these corporations engaged in round trip trades, which are purchases and sales with the same party at the same price. These trades falsely inflated the revenue reported by the company and obscure the actual amount of funds the company had borrowed. They subsequently contributed to the financial problems of these companies. Such round trip trades in securities, also known as "wash sales" were prohibited by Congress in 1934 as a result of abuses in the 20's.

Whereas banks have also contributed to the problem by purchasing and paying in full for forward gas or oil contracts (trades) that were then to be sold back at a future date. However by using side agreements, the banks took no risk of changes of gas or oil prices and arranged that the total of the transaction would net them the return of their initial investment plus the return for the period at the going interest rate. In essence, this process is equivalent to a loan and should be reported as such, rather than as off-balance sheet equity investment for either the bank and/or the corporation involved in the transaction.

Whereas Senator Carl Levin stated that ". . . the Subcommittee looked at the sham transactions that Enron used to obtain billions in loans from major financial institutions without showing any debt on Enron's books. . . Chase and Citigroup did more than just help Enron carry out its deceptions; they also pitched Enron-style, phony prepays to other companies, further spreading into the U.S. business community the poisonous practice of misleading accounting."

Whereas as a result of this misleading accounting, banks may find themselves liable for recovery from Enron creditors for facilitating the financial deception. Such transactions represent unsecured loans and expose banks to loss of capital if the company with which such a transaction was engaged fails, as in the case of Enron. The rating agencies recognize these uncertainties and may downgrade the rating of banks involved, exacerbating the difficult financial situation of the banks. A Wall Street Journal editorial commented "These banks deserve the beating they're now getting." "The outline that emerged from the Senate (Hearings) seems to show that Citi and Morgan were energetically helping Enron disguise reality from investors."

Whereas in addition to the $8.5 billion of prepaid transactions with Enron by Chase and Citigroup, another $1 billion of such transactions are alleged to have participated in by Barclays, Credit Suisse First Boston, FleetBoston, Royal Bank of Scotland and Toronto Dominion.

Be It Resolved that the shareholders request the Board to develop a policy that effectively precludes our corporation from engaging in material financings as trading transactions, which although they appear as trades are intentionally designed as loans and do not present any market trading risk for reasons of side contracts with the same party or related parties.

Exhibit B

Ratings Agency Press Releases Dated January 2, 2003

Attached hereto as separate PDF attachment

Moody's

PRESS RELEASE: Moody's Affirms J.P. Morgan Chase Rtgs
Jan 2 at 14:16

The following is a press release from Moody's Investors Service:

J.P. MORGAN CHASE'S SETTLEMENT AND RESERVE ANNOUNCEMENTS.

New York, January 02, 2003 -- Moody's Investors Service affirmed the ratings of J.P. Morgan Chase & Co. (senior unsecured at A1) and subsidiaries following J.P. Morgan Chase's announcements on its surety bonds and potential civil litigation costs. The rating agency said that the risks related to the surety bonds and future litigation are not new developments and were already incorporated in J.P. Morgan Chase's ratings. Moody's added that J.P. Morgan Chase continues to generate a substantial and diversified stream of income with which to absorb such costs.

J.P.Morgan Chase announced that it had settled its dispute with its insurance companies regarding the surety contracts related to Enron Corp. Under the agreement, the insurance companies will pay approximately 60% of the amount of the surety bonds they wrote. Consequently J.P. Morgan Chase will take a pre-tax charge of approximately $400 million against the surety bonds in the fourth quarter 2002.

J.P.Morgan Chase also announced that it will take a pre-tax $900 million reserve against potential costs related to civil litigation and regulatory issues in the fourth quarter. Regarding future potential civil litigation issues, Moody's said that it will focus on the economic costs and franchise risks of civil litigation, not the accounting presentation. Much of this litigation is still in its early stages, and widely varying facts and circumstances in each of these cases make it difficult to quantify these potential liabilities today. Moody's will continue to monitor these risks.

S&P

BULLETIN: J.P. Morgan Chase Settles with Insurers on Enron-Related Surety Bonds

Tanya Azarchs, New York (1) 212-438-7365

The charges announced by J.P. Morgan Chase & Co. (A+/Negative/A-1) to settle a dispute with insurance companies ($260 million net of tax) over Enron-related surety bonds and to estimate liabilities on a variety of other potential litigation expenses ($600 million net) will not affect the bank's ratings. The charges were not unexpected in view of information that has been coming to light over the past year. Standard & Poor's will be more focused in the future on the quality of earnings and the progress in reducing credit risk. Underlying operating earnings for the fourth quarter promise to be weak relative to the company's potential, but are still in line with expectations at this point in the cycle. To maintain ratings, the company would need to demonstrate a stabilization in good-quality earnings and credit quality, and performance at least on a par with that of its peers.

Fitch

PRESS RELEASE: Fitch Ratings Affirms JP Morgan Chase
Jan 2 at 17:33

NEW YORK--(BUSINESS WIRE)--Jan. 2, 2003--Fitch Ratings has affirmed all ratings for JP Morgan Chase & Co. (JPMC) and its subsidiaries while maintaining the negative rating outlook. This action follows the company's announcement of settlement of its Enron surety claims and the establishment of a $900 million litigation reserve. A complete listing of all ratings appears at the conclusion of this release.

JPMC indicated that it reached settlement with the 11 insurance companies that had issued Enron-related surety bonds and will receive approximately 60% of its $965 million principal. JPMC will recognize the remaining 40% or approximately $ 400 million (pre-tax) as a charge to 4Q02 earnings. JPMC also indicated that it will establish a $900 million reserve for litigation and related matters pertaining to a wide array of issues, including Enron and equity research, among other things. JPMC also confirmed that, excluding these two items, earnings for 4Q02 were in line with street expectations of approximately $720 million. The charges, which total approximately $840 million after-tax, will lead to a moderate loss for 4Q02, although JPMC should report full year net income of roughly $1.9 billion. JPMC has estimated that the combination of the surety settlement and the litigation reserves will result in a 20 basis point decline in the firm's Tier I capital ratios to a still solid 8.4%.

Fitch recognizes the positive elements associated with settlement of the surety bond claims. In addition, the establishment of a litigation reserve does provide a meaningful cushion against the still uncertain costs associated with the many legal actions to which JPMC is a party. That said, Fitch is maintaining its negative outlook, as the firm's operating performance, particularly in several key businesses, continues to be weak. Credit costs have remained elevated while revenues continue to suffer from low levels of global activity in investment banking and weak equity markets. In addition, the outlook continues to reflect the negative impact non-core charges have regularly inflicted on operating results. Any improvement of the rating outlook will consider the company's ability to move beyond these issues and produce results that are no longer impeded by significant non-recurring items.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

February 7, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to J.P. Morgan Chase & Co.

Via fax

Dear Sir/Madam:

As you know, I am an attorney representing the Community of the Sisters of St Dominic of Caldwell, New Jersey, the Camilla Madden Charitable Trust, the Maryknoll Fathers and Brothers, the Maryknoll Sisters of St. Dominic, the Mercy Consolidated Assets Management Program, the School Sisters of Notre Dame Cooperative Investment Program, The Congregation of the Passion (Holy Cross Province) and the General Board of Pension and Health Benefits of the United Methodist Church (who are jointly referred to hereinafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of J.P. Morgan Chase & Co. (hereinafter referred to as "Morgan" or the "Company"), and who have jointly submitted a shareholder proposal to Morgan on the topic of Loans as Trades. I have previously sent to you a letter, dated February 7, 2003, on behalf of my clients.

Please be informed that following extensive negotiations with the Company, my clients have determined to withdraw their proposal and have so informed Morgan. This letter, sent to you on behalf of each of my clients, is to inform you that the Proponents have withdrawn their proposal.

If you have any questions on this matter, please do not hesitate to call me at (941)-349-6164.

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Anthony J. Horan, Esq.
Sister Pat Daly

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

February 7, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to J.P. Morgan Chase & Co.

Via fax

Dear Sir/Madam:

I have been asked by the Community of the Sisters of St. Dominic of Caldwell, New Jersey, the Camilla Madden Charitable Trust, the Maryknoll Fathers and Brothers, the Maryknoll Sisters of St. Dominic, the Mercy Consolidated Assets Management Program, the School Sisters of Notre Dame Cooperative Investment Program, The Congregation of the Passion (Holy Cross Province) and the General Board of Pension and Health Benefits of the United Methodist Church (who are jointly referred to hereinafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of J.P. Morgan Chase & Co. (hereinafter referred to as "Morgan" or the "Company"), and who have jointly submitted a shareholder proposal to Morgan, to respond to the letter dated January 10, 2003, sent to the Securities & Exchange Commission by the Company, in which Morgan contends that the Proponents' shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rules 14a-8(i)(7), 14a-8(i)(10) and 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of

Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Morgan's year 2003 proxy statement and that it is not excludable by virtue of any of the cited rules.

The proposal calls on Morgan to establish a policy against engaging in certain types of disguised financings of the type used by Enron to conceal the enormous scope of its borrowings.

BACKGROUND

The following are excerpts from the lead editorial entitled "Morgan's Costly Virtue" that appeared in the January 3, 3003, edition of *The Wall Street Journal*:

> J.P. Morgan Chase settled its dispute with its insurers yesterday over its controversial Enron loans. . . but the settlement sure looks to us like a tacit Morgan admission that these loans were less than kosher.
>
> More than dollars and cents, that's the real issue still dogging Morgan as it tries to rescue its reputation from the Enron morass. Morgan created a complex financing vehicle called Mahonia that helped Enron overstate its cash flow and decrease its debt. But the bank has been especially aggressive in saying all of this was both legal and ethical, and that it is just one more victim of the Enron fraud. Morgan CEO William Harrison made that point in a passionate op-ed on these pages in September.
>
> Well, innocence is apparently a lot more expensive than it used to be. Morgan had sued its insurers to collect the nearly $1 billion in surety bonds it had purchased to cover its Enron loans. The bank sued pre-emptively, by the way, even though some of the 11 insurers were ready to pay up and had already reserved part or all of the claim against earnings.
>
> But yesterday Morgan agreed to accept only about 52 cents on the dollar -- 60% on the bonds, plus a pledge to buy out the insurers' claims against Enron 's bankruptcy corpse for 13 cents on the dollar. That means Morgan has agreed to take something close to a $400 million pretax charge, which is a lot to ask your shareholders to accept if you've done nothing wrong. The bank is setting up a $900 million reserve to cover the "whole range" of litigation and regulatory woes of the past year -- a further down payment on its clear conscience, we suppose.

The bank spun its surrender yesterday as pragmatism under fire. "We strongly believe our firm acted appropriately," General Counsel William McDavid said. "Nevertheless, given the uncertainty of jury verdicts in complex matters, we believe it was prudent to accept this settlement."

It's probably no accident that the bank decided prudence was a virtue shortly after the judge in the case had admitted into evidence some damaging Morgan e-mails. "We are making disguised loans, usually buried in commodities or equities derivatives," Morgan Vice Chairman Donald Layton had written in one 1999 review of internal accounting. If the loans were on the up and up, why go out of the way to "disguise" them -- not just to Enron 's holders but also to Morgan 's own?

We recognize that e-mails can be taken out of context (see New York Attorney General Eliot Spitzer), but Morgan had every right, and arguably an obligation to its shareholders, to argue that context in court. That the bank chose instead to settle for 52 cents on the dollar suggests it lacked confidence in its own case.

The settlement hardly augurs well for Morgan as the case now moves into the criminal arena. Manhattan District Attorney Robert Morgenthau is known to have an accelerating investigation into the matter. If those incriminating e-mails are admissible in civil court, they probably will be in any other court too. Mr. Morgenthau will be obliged to prove criminal intent, but the word "disguised" isn't a synonym for innocent transparency.

The latter point may turn out to be the broader lesson of the entire Enron debacle: *If you feel compelled to hide business decisions from directors, shareholders and* colleagues, you're probably doing something wrong. That goes for bank loans as much as for Andy Fastow's special-purpose entities.

Morgan 's defense has been that it is up to the client, in this case Enron, to disclose the nature of these disguised loans. But as we said last July, that sounds a lot like the driver of the getaway car insisting he had no idea what was going on inside the bank. Yesterday's settlement is a sign that the legal system isn't buying Morgan 's story.

The Entire episode has besmirched the reputation of the House of Morgan, whose worldwide influence was, until recently, based in large part on its being a bastion of integrity and honor. (Indeed, J. P. Morgan himself was known to use his immense power and influence to remove managements that lacked integrity while John D. Rockefeller (the power behind the Chase National Bank) led a proxy fight to remove the management of an oil company implicated in the Teapot Dome Scandal.) Now, in the words quoted above, Morgan is trying "to rescue its reputation from the Enron morass".

As a result of the settlement described above, Morgan took a $400,000,000 charge against earnings. However, that was not the total cost. In its 8-K (January 2, 2003) announcing that charge, Morgan also announced an additional charge for anticipated legal costs and settlements, primarily in connection with the same matters:

> Item 5. Other Events
>
> On January 2, 2003, J.P. Morgan Chase & Co. ("JPMorgan Chase") announced that it had settled its dispute with all eleven insurance companies that had issued surety bonds guaranteeing obligations of Enron Corp. under prepaid commodity forward contracts and that, in connection with the settlement and one additional case that is still pending related to a prepaid contract backed by a letter of credit, the firm will take a pretax charge of approximately $400 million in its 2002 fourth quarter earnings. In addition, the firm announced it had established a reserve of $900 million (pre-tax) related to other private litigation and regulatory inquiries involving Enron and other material legal actions, proceedings and investigations with which it is involved.

These various charges caused Morgan to report a fourth quarter loss in 2002.

The "Heard on the Street" column in *The Wall Street Journal* (January 16, 2003) described possible criminal action against Morgan and summed up the Senate hearings held last year on Morgan's Loans/Trades as follows:

> Mahonia was a paper company set up in the Jersey Islands off the coast of the United Kingdom in 1992 by J.P. Morgan's predecessor bank, Chase Manhattan Corp. The bank doesn't directly own it but nonetheless used it to provide more than $1 billion to Enron as financing for gas trades. In some cases, the gas deliveries were transferred from Mahonia to J.P. Morgan, which then sold them right back to Enron in what amounted to a round trip.
>
> J.P. Morgan's dealings with Enron and Mahonia were the subject of hearings before a Senate subcommittee last summer. Documents submitted by J.P. Morgan offer some clues as to the kinds of evidence that Manhattan prosecutors may view as fodder for a possible case.
>
> In 1998, for instance, a J.P. Morgan executive said in an e-mail to colleagues that Enron "loves these deals as they are able to hide funded debt from their equity analysts because they (at the very least) book it as deferred rev or (better yet) bury it in their trading liabilities."

In recent months, other banks involved in similar transactions, such as Citigroup and Fleet, have made major changes in their policies in order to preclude their assisting Enron-like financial concealment in the future. For example, "Citigroup would execute material financing transactions for companies that were not going to be recorded as debt on their balance sheet if, and only if, the company agreed to disclose the 'net effect' of the transaction on its financial condition" and that "in determining whether the policy applies to a given transaction, the economic reality, not just the form of the transaction-is critical". Citigroup will also require that in those situations the management of the borrower must agree in writing to disclose the transactions in relevant government filings. Morgan, however, has not been willing to make similar commitments, or otherwise agree to make anything other than minor changes in policy.

RULE 14a-8(i)(7)

The Staff has held on numerous occasions that shareholder proposals regarding the lending activities of banks and other lending institutions are not subject to the ordinary business exclusion if they raise significant policy issues. See, for example, *Conseco, Inc.* (April 5, 2001) (predatory lending); *Conseco, Inc.* (April 18, 2000) (predatory lending); and *Associates First Capital Corporation* (March 13, 2000) (predatory lending); *Household International, Inc.* (February 26, 2000) (predatory lending); *Bank One Corporation* (January 19, 1999) (fair lending policies); *H.F. Ahmanson & Company* (February 18, 1997) (fair lending policies); *Norwest Corporation* (February 5, 1997) (fair lending policies); *General Electric Corporation* (January 29, 1997 (fair lending policies).

As is apparent from the section of this letter entitled "Background", the Proponents' shareholder proposal raises important policy issues that are appropriate for an expression of shareholder opinion. Surely the shareholders ought to be able to express themselves on the desirability of the Company continuing on a course of action that has facilitated the concealment of its clients' true financial condition and perhaps thereby aided and abetted fraud, cost the bank more than a billion dollars and seriously harmed its reputation. Indeed, the reputational harm described in *The Wall Street Journal* editorial would alone preclude the application of (i)(7) to the Proponents' proposal. (With respect to the reality and materiality of reputation harm, we draw the attention of the Staff to the letter, dated May 8, 2001, from Acting Chairman Unger to Congressman Wolf.)

For the foregoing reasons, Rule 14a-8(i)(7) is inapplicable to the Proponents' shareholder proposal.

RULE 14a-8(i)(10)

Since the Proponents' shareholder proposal requests a policy which would preclude certain types of transactions, and not a review of transactions to assure legal and regulatory compliance, the Company's mootness argument is irrelevant.

RULE 14a-8(i)(3)

A.

We are unable to understand how a shareholder proposal requesting the Board to adopt "a policy" which would "preclude" Morgan from "engaging in [certain] transactions" could possibly be construed, by anyone familiar with the English language, as calling for a review of legal and regulatory compliance. The proposal obviously requests Morgan to adopt policies not required by either law or regulation, as have other banks, such as Citigroup. (See the previous portion of this letter entitled "Background".)

B.

First Whereas Clause

It is perfectly clear that the first Whereas clause refers only to wash sales between the trading companies, without bank participation. Were there to be any doubt at all on the matter, such doubt would be eliminated by the opening words of the second Whereas clause which says that "banks *also* contributed to the problem". (Emphasis supplied.) No shareholder could possibly be misled into believing that the first whereas clause is talking about transactions with banks.

Furthermore, the first Whereas clause is relevant to the Proponents' shareholder proposal since the bank transactions were a part of a larger picture of concealment of the true financial condition of Enron and other energy traders.

Fourth Whereas Clause

1.

"Whereas as a result of this misleading accounting, banks *may* find themselves liable for recovery from Enron creditors for facilitating the financial deception." (Emphasis supplied.)

Although the Proponent would be willing to restate the sentence as one of opinion were the Staff to so rule, we believe that the sentence accurately reflect the present state of affairs wherein Morgan has been sued by the Enron creditors. In this connection we note that Morgan's most recent periodic filing with the SEC stated the following (See Item 1 of Part II of its 10Q filed November 14, 2002):

> Actions involving Enron have also been initiated by other parties against JPMorgan Chase and its directors and certain of its officers. These lawsuits include a series of purported class actions brought on behalf of shareholders of Enron, including the lead action captioned Newby v. Enron Corp., and a series of purported class actions brought on behalf of Enron employees who participated in various employee stock ownership plans, including the lead action captioned Tittle v. Enron Corp., both of which are pending in Houston. The consolidated

complaint filed in Newby names as defendants, among others, JPMorgan Chase, several other investment banking firms, two law firms, Enron's former accountants and affiliated entities and individuals and other individual defendants, including present and former officers and directors of Enron and purports to allege claims against JPMorgan Chase and the other defendants under federal and state securities laws. The Tittle complaint names as defendants, among others, JPMorgan Chase, several other investment banking firms, a law firm, Enron's former accountants and affiliated entities and individuals and other individual defendants, including present and former officers and directors of Enron and purports to allege claims against JPMorgan Chase and certain other defendants under the Racketeer Influenced and Corrupt Organizations Act ("RICO") and state common law. On May 8, 2002, JPMorgan Chase filed motions to dismiss the Newby and Tittle actions, which motions have been fully briefed and are currently pending determination by the court.

Additional actions against JPMorgan Chase or its affiliates relating to Enron have been filed. These actions include a consolidated purported class action lawsuit by JPMorgan Chase stockholders alleging that JPMorgan Chase issued false and misleading press releases and other public documents relating to Enron in violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder; purported shareholder derivative actions alleging breaches of fiduciary duties and alleged failures to exercise due care and diligence by the Firm's directors and named officers in the management of JPMorgan Chase; and various actions in disparate courts by Enron investors and creditors alleging state law and common law claims against JPMorgan Chase and many other defendants. JPMorgan Chase believes that each of the lawsuits filed against the Firm, its affiliates, its directors and named officers is without merit, and the Firm intends to defend each of these actions vigorously.

In addition, a number of federal, state and local regulatory and law enforcement authorities and Congressional committees, and an examiner appointed in the Enron bankruptcy case, have initiated investigations of Enron and of certain of the Firm's financial transactions with Enron. In that regard, the Firm has delivered, or is currently in the process of delivering, voluntarily and pursuant to subpoena, information to the House Energy and Commerce Committee, the Senate Government Affairs Committee, the Senate Permanent Subcommittee on Investigations, U.S. Representative Henry Waxman, the Securities and Exchange Commission ("SEC"), the Federal Reserve Bank of New York, the New York State Banking Department, the New York County District Attorney's Office, the U.S. Department of Justice, and the Enron examiner. The Firm intends to continue to cooperate with these authorities and with such other agencies and authorities as may request information from JPMorgan Chase.

2.

"The rating agencies recognize these uncertainties and *may* downgrade the ratings of the banks involved. . ." (Emphasis supplied.)

We believe that the very press releases from the rating agencies that Moran has included as Exhibit B provides factual support for the Proponents' assertion.

For example, the final paragraph of Moody's press release states:

> J.P.Morgan Chase also announced that it will take a pre-tax $900 million reserve against potential costs relating to civil litigation and regulatory issues in the fourth quarter. Regarding future potential civil litigation issues, Moody's said that it will focus on the economic costs and franchise risks, not the accounting presentation. Much of this litigation is in the early stages, and widely varying facts and circumstances in each of these cases make it difficult to quantify these potential liabilities today. *Moody's will continue to monitor these risks*. (Emphasis supplied.)

Similarly, both Fitch Ratings and Standard & Poor's have maintained negative outlook ratings, which indicate the possibility of a downgrade. After noting the $400 and $900 million special charges (described in the "Background" portion of this letter) incurred by Morgan in the fourth quarter, Fitch gave two reasons for maintaining its negative outlook and stated with respect to the second:

> In addition, the outlook continues to reflect the negative impact non-core charges have regularly inflicted on operating results. *Any improvement in the rating outlook* will consider the company's ability to move beyond these issues and produce results that are no longer impeded by significant non-recurring items.

It is therefore apparent that the sentence in the Proponents' shareholder proposal remains accurate. Nevertheless, were the Staff to prefer, the Proponents would be willing to rephrase the sentence as a matter of their opinion.

For the foregoing reasons, neither the proposal as a whole, nor any part thereof, violates Rule 14a-9.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same numbers. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Anthony J. Horan, Esq.
All proponents
John Lind
Sister Pat Wolf

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

March 7, 2003

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Withdrawal of Request to Omit Stockholder Proposal Pursuant to Rule 14a-8(i)(10), Rule 14a-8(i)(7) and Rule 14a-8(i)(3) Sisters of St. Dominic of Caldwell New Jersey[1]

Ladies and Gentlemen:

By notice dated January 10, 2003 the Commission was advised that J.P. Morgan Chase & Co. (JPMC) intended to omit from our notice of meeting, proxy statement and form of proxy for the 2003 Annual Meeting of Stockholders a proposal and supporting statement submitted to JPMC by the Sisters of St. Dominic of Caldwell New Jersey[(1)] (the Proponent) by letter dated November 8, 2002 (the Proposal). On March 7, 2003, the Proponent advised JPMC that they had withdrawn their Proposal.

We therefore respectfully withdraw our request to omit the Proposal.

Very truly yours,

[signature]

cc: Sisters of St. Dominic of Caldwell New Jersey
Maryknoll Sisters of St. Dominic
Maryknoll Fathers and Brothers
Camilla Madden Charitable Trust
Jeremiah Thomas, Esq.
School Sisters of Notre Dame Cooperative Investment Fund
General Board of Pension and Health Benefits - United Methodist Church
Mercy Consolidated Asset Management Program
Congregation of the Passion -- Holy Cross Province

[1] This Proposal has been co-sponsored by: Maryknoll Sisters of St. Dominic, Maryknoll Fathers and Brothers, Camilla Madden Charitable Trust, School Sisters of Notre Dame Cooperative Investment Fund, General Board of Pension and Health Benefits of the United Methodist Church, Mercy Consolidated Asset Management Program and Congregation of the Passion – Holy Cross Province.

J.P. Morgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070

Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

973 579-1732 voice
973 579-9919 fax
tricri@mindspring.com

March 7, 2003

Mr. James Berry
Mr. Anthony Horan
J. P. Morgan Chase
270 Park Ave.
New York, NY 10017-2070

Dear James and Tony,

I want to thank you both of you for your time on Wednesday.

It is clear to the ICCR shareholders that a great deal of progress has been made regarding our concerns about special purpose entities. Procedures developed by JPMC do include escalation to a Policy Review Committee of transactions where trades are used as loans and that these transactions will be subject to the criterion of whether it will damage JPMC's reputation, were it to be disclosed in the press. We see these procedures as potentially creating a shift in the awareness and commitment of all employees involved in structured finance. As you know, we continue to be concerned about the overall economic impact of such transactions, beyond the reputational risk to our company.

On behalf of the filers of the resolution "Loans Disguised as Trades" I hereby withdraw the resolution.

At the annual meeting we will be speaking to our concerns and the resolutions of both shareholder proposals. We would welcome the opportunity to meet within six months to meet with Michael Patterson to hear about the work of the Policy Review Committee and the number of transactions that have been brought to his attention

Thank you for your continued attention to the concerns we bring to J.P. Morgan Chase.

Sincerely,

Patricia A. Daly
Corporate Responsibility Representative

JPMorganChase

J.P. Morgan Chase & Co.
Legal Department
270 Park Avenue -35th Floor
New York, NY 10017
Telephone No. 212-270-2451
Fax No.: 212-270-2966

FACSIMILE COVER SHEET

To: Gail Pierce

FROM: Irma Caracciolo

DATE: March 7, 2003

FAX NO.: 202-942-9635

Attached is our letter withdrawing our request to omit the proposal submitted by the Sisters of St. Dominic of Caldwell New Jersey and co-sponsors. Also attached is a copy of their letter withdrawing their proposal. If you have any questions, please feel free to call me.
Have a nice weekend.

Irma

40125

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

973 579-1732 voice
973 579-9919 fax
tricri@mindspring.com

March 7, 2003

Mr. James Berry
Mr. Anthony Horan
J. P. Morgan Chase
270 Park Ave.
New York, NY 10017-2070

Dear James and Tony,

I want to thank you both of you for your time on Wednesday.

It is clear to the ICCR shareholders that a great deal of progress has been made regarding our concerns about special purpose entities. Procedures developed by JPMC do include escalation to a Policy Review Committee of transactions where trades are used as loans and that these transactions will be subject to the criterion of whether it will damage JPMC's reputation, were it to be disclosed in the press. We see these procedures as potentially creating a shift in the awareness and commitment of all employees involved in structured finance. As you know, we continue to be concerned about the overall economic impact of such transactions, beyond the reputational risk to our company.

On behalf of the filers of the resolution "Loans Disguised as Trades" I hereby withdraw the resolution.

At the annual meeting we will be speaking to our concerns and the resolutions of both shareholder proposals. We would welcome the opportunity to meet within six months to meet with Michael Patterson to hear about the work of the Policy Review Committee and the number of transactions that have been brought to his attention

Thank you for your continued attention to the concerns we bring to J.P. Morgan Chase.

Sincerely,

Patricia A. Daly
Corporate Responsibility Representative